                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------------

                               BLESSINGS CORPORATION
                                  (NAME OF ISSUER)

                       COMMON STOCK, PAR VALUE $.71 PER SHARE
                           (TITLE OF CLASS OF SECURITIES)

                                     093532109
                                   (CUSIP NUMBER)

                                 RICHARD P. DURHAM
                           HUNTSMAN PACKAGING CORPORATION
                                  500 HUNTSMAN WAY
                            SALT LAKE CITY, UTAH  84108
                                   (801) 532-5200
                   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                      Copy to:
                              JOHN L. MACCARTHY, ESQ.
                                  WINSTON & STRAWN
                                35 WEST WACKER DRIVE
                                     SUITE 4200
                              CHICAGO, ILLINOIS 60601
                                   (312) 558-5600

                                   APRIL 7, 1998
                  (DATE OF EVENT WHICH REQUIRES FILING STATEMENT)

    IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13d, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING
BOX: / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP No. 093532109

1.   NAME OF REPORTING PERSONS:
     SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     VA Acquisition Corp. (87-0579748)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     BK, AF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
                                                                            / /
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH      |  7.  SOLE VOTING POWER - 0
                                   --------------------------------------------
                                   |  8.  SHARED VOTING POWER - 5,925,072*
                                   --------------------------------------------
                                   |  9.  SOLE DISPOSITIVE POWER - 0
                                   --------------------------------------------
                                   | 10.  SHARED DISPOSITIVE POWER - 5,925,072*
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

     5,925,072*
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                             / /
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 57.3% (fully diluted)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
*See footnote on following page.

CUSIP No. 093532109
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS:
      SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Huntsman Packaging Corporation (87-0496065)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     BK
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Utah
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH          |7.   SOLE VOTING POWER - 0
                                       ----------------------------------------
                                       |8.   SHARED VOTING POWER - 5,925,072*
                                       ----------------------------------------
                                       |9.   SOLE DISPOSITIVE POWER - 0
                                       ----------------------------------------
                                       |10.  SHARED DISPOSITIVE POWER -
                                             5,925,072*
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
     5,925,072*
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             / /
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 57.3% (fully diluted)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

     *On April 7, 1998, Huntsman Packaging Corporation ("Parent") and VA Acquisition Corp., a wholly-owned subsidiary of Parent (the "Purchaser"), entered into a Tender Agreement and Irrevocable Proxy (the "Tender Agreement") with Williamson-Dickie Manufacturing Company and the individuals named therein (collectively, the "Stockholders"), pursuant to which the Stockholders have agreed, among other things, to validly tender (and not to withdraw) pursuant to the Purchaser's tender offer (the "Offer") described in the Offer to Purchase dated April 14, 1998 of Parent and the Purchaser (the "Offer to Purchase") for all outstanding shares of common stock ("Shares") of Blessings Corporation, a Delaware corporation ("Blessings Corporation" or the "Company"), beneficially owned by each such Stockholder (representing an aggregate of 5,925,072 Shares, or approximately 57.3% of the Shares outstanding as of March 31, 1998 on a fully diluted basis). Pursuant to the Tender Agreement, each Stockholder has also irrevocably appointed the Purchaser as the attorney and proxy of such Stockholder to vote and otherwise act (by written consent or otherwise) with respect to all Shares that such Stockholder is entitled to vote at any meeting of stockholders of the corporation, subject to certain limitations and restrictions. The Tender Agreement is described more fully in Section 12 of the Offer to Purchase.

ITEM 1.  SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is the Common Stock, par value $.71 per share, of Blessings Corporation, a Delaware corporation. The principal executive offices of Blessings Corporation are located at 200 Enterprise Drive, Newport News, Virginia 23603.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c) and (f) This statement is being filed on behalf of Huntsman Packaging Corporation, a Utah corporation ("Parent"), and its wholly-owned subsidiary, VA Acquisition Corp., a Delaware corporation (the "Purchaser"). The information set forth in "Introduction" and Section 9 ("Certain Information Concerning the Purchaser and Parent") of, and Schedule I ("Information Concerning the Directors and Executive Officers of Parent and the Purchaser") to, the Offer to Purchase is incorporated herein by reference.

     (d)-(e) Neither the Purchaser nor Parent nor, to their knowledge, any of the persons listed in Schedule I ("Information Concerning the Directors and Executive Officers of Parent and the Purchaser") to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

     (a)-(g) and (j) The information set forth in "Introduction," Section 6 ("Price Range of the Shares; Dividends"), Section 11 ("Background of the Offer"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Tender Agreement") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (h),(i) and (j) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act
Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(c) The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Tender Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Tender Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)    Offer to Purchase dated April 14, 1998.
     (b)(1) Credit Agreement dated as of September 30, 1997 among Parent, The Chase Manhattan Bank, as Administrative Agent, and the lenders named therein.
     (b)(2) Commitment Letter dated April 7, 1998 from The Chase Manhattan Bank and Chase Securities Inc. to Parent.
     (c)(l) Agreement and Plan of Merger dated as of April 7, 1998 by and among Parent, the Purchaser and the Company.
     (c)(2) Tender Agreement and Irrevocable Proxy dated as of April 7, 1998 among Parent, the Purchaser, Williamson-Dickie Manufacturing Company and the individuals named therein.
     (c)(3) Confidentiality Agreement dated as of January 22, 1998 from Parent for the benefit of the Company.
     (c)(4)    Bid letter dated as of March 20, 1998 from Parent to the Company.
     (c)(5) Exclusivity Letter dated as of March 29, 1998 by and between Parent and the Company.
     (c)(6) Extension to Exclusivity Letter dated as of April 5, 1998 by and between Parent and the Company.

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 1998

                                        VA ACQUISITION CORP.



                                        By: /s/ Richard P. Durham
                                           ------------------------------
                                        Name:   Richard P. Durham
                                        Title:    President and
                                               Chief Executive Officer


                                        HUNTSMAN PACKAGING CORPORATION



                                        By: /s/ Richard P. Durham
                                           ------------------------------
                                        Name:     Richard P. Durham
                                        Title:      President and
                                                Chief Executive Officer

                                    EXHIBIT INDEX


Exhibit Number    Exhibit Name
--------------  ---------------
99(a)(1)  --   Offer to Purchase dated April 14, 1998.

99(b)(1)  --   Credit Agreement dated as of September 30, 1997 among Parent,
               The Chase Manhattan Bank, as Administrative Agent, and the
               lenders named therein.

99(b)(2)  --   Commitment Letter dated April 7, 1998 from The Chase Manhattan Bank and Chase
               Securities Inc. to Parent.

99(c)(1)  --   Agreement and Plan of Merger dated as of April 7, 1998 by and among Parent, the Purchaser and the Company.

99(c)(2)  --   Tender Agreement and Irrevocable Proxy dated as of April 7, 1998 among Parent, the Purchaser, Williamson-Dickie Manufacturing Company and the individuals named therein.

99(c)(3)  --   Confidentiality Agreement dated as of January 22, 1998 from Parent for the benefit of the Company.

99(c)(4)  --   Bid Letter dated March 20, 1998 from Parent to the Company.

99(c)(5)  --   Exclusivity Letter dated as of March 29, 1998 by and between Parent and the Company.

99(c)(6)  --   Extension to Exclusivity Letter dated as of April 5, 1998 by and between
               Parent and the Company.
